UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32760 / July 26, 2017

In the Matter of	:
	:
RS VARIABLE PRODUCTS TRUST	:
4900 Tiedeman Road	:
4th Floor	:
Brooklyn, Ohio 44144	:
	:
(811-21922)	:
	:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above-named applicant filed an application on June 6, 2017 requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On June 30, 2017, a notice of filing of the application was issued (Investment Company Act Release No. 32717). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary